SANDSTORM GOLD ROYALTIES TO RELEASE 2018 SECOND QUARTER RESULTS ON AUGUST 1

Vancouver, British Columbia—July 27, 2018 Sandstorm Gold Ltd. (“Sandstorm Gold Royalties” or “Sandstorm”) (NYSE American: SAND, TSX: SSL) will release its 2018 second quarter results on Wednesday, August 1, 2018 after markets close.

A conference call will be held on Thursday, August 2, 2018 starting at 8:30am PDT to further discuss the second quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

Local/International: (+1) 416 764 8688
North American Toll-Free: (+1) 888 390 0546
Conference ID: 66493877
Webcast URL: https://bit.ly/2NOUeib

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 188 royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties.

For more information visit: www.sandstormgold.com

CONTACT INFORMATION

Nolan Watson	Kim Forgaard
President & CEO	Investor Relations
604 689 0234	604 628 1164